 SEC Form 5
FORM 5 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). [ ] Form 3 Holdings Reported [ ] Form 4 Transactions Reported	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Decherd, Robert W. (Last) (First) (Middle) Belo Corp. P.O. Box 655237 (Street) Dallas, TX 75265-5237 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Belo Corp. BLC 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 12/2002 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
   Officer (give title below)        Other (specify below)

Description           Chairman of the Board, President and Chief Executive Officer
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5) Amount / A/D / Price	5. Amount of Securities Beneficially Owned at end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Series B Common Stock	06/18/2002		I(1)	1,961 / D / $	0	I	401(k) Plan (2)
Series B Common Stock				/ / $	5,089,354	D
Series B Common Stock				/ / $	1,200	I	By Spouse (3)
Series B Common Stock				/ / $	435,480	I	By GRATs (4)(5)
Series A Common Stock	06/18/2002		I(1)	1,961 / A / $	4,285	I	401(k) Plan (2)
Series A Common Stock	12/20/2002		G	3,250 / D / $	1,217,156	D
Series A Common Stock				/ / $	1,200	I	By Spouse (3)
Series A Common Stock				/ / $	212,536	I	By GRATs (4)(6)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)	5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5) A or D	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) DE / ED	7. Title and Amount of Underlying Securities (Instr. 3 and 4) Title / Amount or Number of Shares	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Year Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Explanation of Responses:

(1) Series B shares were converted into an equal number of Series A shares in connection with amendments to the Belo Savings Plan to allow employees greater flexibility in managing their retirement savings plan.
(2) Held by the Belo Saving Plan as of 12/31/02.
(3) The reporting person disclaims beneficial ownership of these securities.
(4) The reporting person is the settlor and trustee of each grantor retained annuity trust ("GRAT") and receives annual annuity payments therefrom. The reporting person's children are the remaindermen. The reporting person disclaims beneficial ownership of the reported securities, except to the extent of his pecuniary interest therein.
(5) These Series B shares are held in several GRATs in the following amounts: 40,221 shares in the 1999 GRAT; 89,176 shares in the 2000 GRAT; 82,865 shares in the 2000-2 GRAT; 101,468 shares in the 2000-3 GRAT; and, 121,750 shares in the 2000-4 GRAT.
(6) These Series A shares are held in several GRATs in the following amounts: 7,648 shares in the 1998-3 GRAT; 13,504 shares in the 1999 GRAT; 81,877 shares in the 1999-2 GRAT; and, 109,507 shares in the 2000-4 GRAT.

By:	Date:
/s/ Ann Marie Cowdrey	02/12/2003
Attorney-in-Fact
** Signature of Reporting Person	SEC 2270 (09-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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